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                           Silicon Entertainment, Inc.
                               210 Hacienda Avenue
                               Campbell, CA 95008


                                November 18, 1999

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Re:   Silicon Entertainment, Inc.
      REGISTRATION STATEMENT ON FORM S-1
      File No.:         333-87019

Ladies and Gentlemen:

I am writing with respect to the above-referenced registration statement (the "Registration Statement") which was filed with the Commission on September 13, 1999, as amended on September 23, 1999, October 21, 1999, November 5, 1999, November 9, 1999, November 12, 1999, November 16, 1999 and November 17, 1999. By this letter, the company (the "Company") hereby requests that the Registration Statement be withdrawn effective immediately. No sales were made pursuant to the prospectus included in the Registration Statement. The Company and its underwriters have determined that a public offering of the Company's Common Stock as contemplated by the Registration Statement is not viable at this time.

If you have any questions regarding this matter, please call James Koshland or Nicole Alston of Gray Cary Ware & Freidenrich, LLP, the Company's counsel, at 650/833-2000.

Very truly yours,

SILICON ENTERTAINMENT, INC.


By: /s/ David Morse
    --------------------------------
         David Morse
         Chief Executive Officer

cc:      Kara Sandler, Securities and Exchange Commission
         Thomas Choe, The Nasdaq Stock Market
         James Koshland, Esq.